Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. to Announce Fourth Quarter 2025 Results After Close of Business February 26, 2026; Highlights Growth and Technology Expansion

Vancouver, B.C. Canada, February 24, 2026 – Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (the “Company”), a global AdTech platform delivering safe mobile gamer engagement at scale, today announced that it expects to release its financial results for the fourth quarter ended December 31, 2025, after close of business on February 26, 2026.

Ahead of the results, the Company is providing a brief update on its 2025 growth and technology initiatives.

Kite IQ and Scalable Contextual Precision

During 2025, the Company invested significantly in infrastructure and engineering to launch Kite IQ, the next generation of its contextual intelligence engine.

The upgraded platform now processes tens of billions of contextual data points daily, enabling hyper-precision campaign delivery using signals such as region, game genre, session context, device clusters, and retail alignment data, all without personal identifiers.

These capabilities support both the Company’s regulated kids business and its broader all-ages privacy-first offering across managed and programmatic channels.

Strong Growth Across Core Initiatives

In 2025, the Company experienced substantial year-over-year growth across its core initiatives, including programmatic, all-ages campaigns, and custom creative solutions. While further results will be provided in the fourth quarter release, management notes that growth momentum has been strong across each of these areas.

The Company has also introduced Video 360, a new entry-level packaged creative solution that combines video with interactive and playable elements. Designed to deepen engagement beyond traditional video formats, Video 360 offers brands a simple pathway into privacy-first gaming environments ahead of major global events, including the upcoming World Cup soccer tournament.

Favorable Industry Trends

Ongoing privacy regulation and youth social media restrictions (e.g. Australia and France) continue to shift brand budgets toward trusted, compliant environments. Management believes our privacy-first mobile gaming advertising platform is well positioned to benefit from this structural reallocation of spend.

“Our mission is to provide a privacy-first mobile gaming advertising platform that global brands can use at scale to drive customer acquisition and measurable value,” said Jason Williams, CEO of Kidoz Inc. “Kids influence household purchasing decisions in powerful ways, and by combining safe reach with interactive engagement, we help brands build real demand. The progress we have made across Kite IQ, programmatic expansion, and new creative offerings positions us well as the market continues to shift toward privacy-first mobile gaming.”

The Company looks forward to reporting its fourth quarter 2025 financial results after close of business on February 26, 2026.

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. investor website at https://investor.kidoz.net or on the https://www.sedarplus.com website.

About Kidoz Inc.

Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (www.kidoz.net) is a global AdTech platform delivering safe mobile gamer engagement at scale.

Originally built to protect kids, the platform also now enables advertisers to reach audiences of all ages across the entire mobile gaming ecosystem, using privacy-first contextual targeting, including the growing segment of users who opt out of personal data tracking.

Its technology stack combines proprietary SDK integrations, the Kidoz Privacy Shield, and the Kite IQ contextual AI engine to deliver compliant, high-impact campaigns aligned with COPPA, GDPR-K, Apple ATT, and global standards. As a Google-certified and Apple-approved platform, Kidoz reaches hundreds of millions of users globally.

Trusted by leading brands, Kidoz enables advertisers to reach high-value gaming audiences through a unified suite of managed, programmatic, SSP, DSP, and Ad Exchange solutions.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 24, 2025, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.